UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001- 38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

3rd Floor, No. 11 Building

No. 109 Yard Tianjizhigu

Jinghai 3rd Street, BDA, Beijing

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒            Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – PINTEC Announces US$4 million Private Placement of Class A Ordinary Shares

99.2	Form of Shares Purchase Agreement between Pintec Technology Holdings Limited and certain investors

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Zexiong Huang
	Name:	Zexiong Huang
	Title:	Director and Chief Executive Officer

Date: March 17, 2023